SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

25 November 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


SUPPL
08006049

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of each of the following documents of our Company which we released to The Stock Exchange of Hong Kong Limited on 24 November 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records:-

(1) Notice of Special General Meeting dated 25 November 2008; and
(2) Circular to shareholders dated 25 November 2008 regarding discloseable and connected transactions in relation to the Supplemental Agreement relating to the joint acquisition, ownership and development of the sites in Jingan district, Shanghai, the PRC.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl

E: claudia\SL Asia\2008 Jingan\Ltr - US SEC 25Nov2008.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 17 December 2008 at 10:00 a.m. for the following purposes:

To consider, and if thought fit, passing with or without modification the following resolution as an ORDINARY RESOLUTION:

"THAT

(1) the Supplemental Agreement (a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby confirmed, ratified and approved; and

(2) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Supplemental Agreement and the transactions contemplated thereunder.

For the purposes of this resolution, the term "Supplemental Agreement" shall have the same definition as defined in the circular to the shareholders of the Company dated 25 November 2008."

By order of the Board
Shangri-La Asia Limited
KUOK Khoon Ean
Chairman

Hong Kong, 25 November 2008

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

2. Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

3. In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

4. Shareholders are advised to read the circular to shareholders of the Company dated 25 November 2008 which contains information concerning the resolution to be proposed at the special general meeting.

5. The ordinary resolution set out above shall be decided by way of poll.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

SUPPLEMENTAL AGREEMENT RELATING TO THE JOINT ACQUISITION, OWNERSHIP AND DEVELOPMENT OF THE SITES IN JINGAN DISTRICT, SHANGHAI, THE PRC

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders



SOMERLEY LIMITED

A letter from the Board is set out on pages 7 to 16 of this circular. A letter from the Independent Board Committee is set out on pages 17 and 18 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 19 to 28 of this circular.

An ordinary resolution will be proposed at the Special General Meeting of Shangri-La Asia Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 17 December 2008 at 10:00 a.m. to approve the matters referred to in this circular.

The notice convening the Special General Meeting is set out on pages 36 and 37 of this circular. A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not preclude you from attending and voting at the Special General Meeting should you so wish.

* *For identification purpose only*

25 November 2008

CONTENTS

In this circular, the following expressions have the following meanings unless the context indicates otherwise:

"Additional Funding Commitment"	the additional funding commitment for the Project of RMB1,812,400,000 to be provided by the Company and KPL to the Project based on their respective proportionate equity interest in Company 1 pursuant to the Supplemental Agreement;
"associate"	has the meaning ascribed to it in the Listing Rules;
"Associated Corporations"	has the meaning ascribed to it in Part XV of the SFO;
"Board"	the board of Directors;
"Business Day"	a day (excluding Saturday and Sunday) on which banks in Hong Kong are open for business;
"Bye-laws"	the bye-laws of the Company;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on SGX;
"Company 1"	Shanghai Ji Xiang Properties Co., Ltd. (上海吉祥房地產有限公司), a company incorporated on 28 December 1994 in the PRC;
"Company 3"	Shanghai Jin Ci Hou Properties Company Limited (上海金慈厚房地產發展有限公司), a company incorporated on 15 December 2000 in the PRC;
"Company 4"	Shanghai Ming Cheng Real Estate Development Co., Ltd. (上海名城房地產發展有限公司), a company incorporated on 9 November 1995 in the PRC;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Consolidated Sites"	the Kerry Jingan North Site and the Kerry Jingan South Site;

"Consolidation"	the merger of the Joint Venture Companies by way of dissolving Company 3 and Company 4 and transferring all their assets and liabilities to Company 1 as referred to in the SA Circular and the KPL Circular;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"Directors"	directors of the Company;
"First Joint Announcement"	the joint announcement of the Company and KPL dated 3 May 2004 in relation to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, the PRC;
"Group"	the Company and its subsidiaries;
"HK dollars" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	the independent committee of the Board consisting of all the Independent Non-Executive Directors;
"Independent Financial Adviser" or "Somerley"	Somerley Limited, a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Supplemental Agreement and the transactions contemplated thereunder;
"Independent Non-Executive Directors"	the independent non-executive Directors;
"Independent Shareholders"	Shareholders who are not required to abstain from voting (i) in respect of the resolution to approve the Master Agreement and certain matters as referred to in the SA Circular; or (ii) in respect of the Resolution at the Special General Meeting (as the case may be);
"Jingan Land Bureau"	Shanghai Jingan Municipal Housing and Land Administration Bureau (上海市靜安區房屋土地管理局);

"Joint Venture Companies"	collectively, Company 1, Company 3 and Company 4;
"Kerry Jingan North Site"	the consolidated site as a result of the consolidation of Site 3a, Site 3b and Site 4 pursuant to the Supplemental Land Contract;
"Kerry Jingan South Site"	the consolidated site as a result of the consolidation of Site 1 and Site 2 pursuant to the Supplemental Land Contract;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the Latest Practicable Date is the controlling shareholder of each of the Company and KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Circular"	the circular of KPL dated 31 May 2004 containing, among other things, further information in respect of the Master Agreement and the transactions contemplated thereunder;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Independent Shareholders"	KPL Shareholders who are not required to abstain from voting (i) in respect of the resolution to approve the Master Agreement and certain matters as referred to in the KPL Circular; or (ii) in respect of the resolution to approve the Transactions at the special general meeting of KPL to be convened to consider and, if thought fit, approve the Transactions (as the case may be);
"KPL Share(s)"	ordinary share(s) of HK$1.00 each in the capital of KPL;
"KPL Shareholder(s)"	holder(s) of KPL Share(s);
"KSD"	Kerry Shanghai Development Ltd, incorporated in Samoa, an indirect wholly-owned subsidiary of KPL;

"KSJN"	Kerry Shanghai (Jingan Nanli) Ltd, incorporated in Samoa, an indirect wholly-owned subsidiary of the Company;
"Latest Practicable Date"	17 November 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Master Agreement"	the master agreement made between the Company and KPL on 13 April 2004 relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai;
"Maximum Total Commitment"	the maximum aggregate funding commitment for the Project;
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules;
"New Maximum Total Commitment"	the new Maximum Total Commitment as amended by the Supplemental Agreement, being RMB7,600,000,000;
"Old Maximum Total Commitment"	the original Maximum Total Commitment as set out in the Master Agreement, being US$700,000,000;
"Party A"	Shanghai Jingan District Land Development Holding Corporation (上海市靜安區土地開發控股總公司), a state-owned enterprise of Jingan District, Shanghai;
"PRC"	the People's Republic of China;
"Project"	the acquisition, ownership, construction and development of the Sites;
"Resolution"	the resolution to confirm, ratify and approve the Transactions by the Independent Shareholders at the Special General Meeting;
"RMB"	Renminbi, the lawful currency of the PRC;

"SA Circular"	the circular of the Company dated 31 May 2004 containing, among other things, further information in respect of the Master Agreement and the transactions contemplated thereunder;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SGX"	the Singapore Exchange Securities Trading Limited;
"Share(s)"	ordinary share(s) of HK$1.00 each in the capital of the Company;
"Shareholder(s)"	holder(s) of the Share(s);
"Site 1"	Lot No. 1238, Yanan Zhong Lu, Jingan District, Shanghai;
"Site 2"	Lot No. 1288, Yanan Zhong Lu, Jingan District, Shanghai;
"Site 3a"	Changde Lu 104-126 Nong and Nos. 50-134, Anyi Lu, Jingan District, Shanghai;
"Site 3b"	Lot No. 1537 (Nos. 1519-1553) Nanjing Xi Lu, Jingan District, Shanghai;
"Site 4"	Lot No. 1565 Nanjing Xi Lu, Jingan District, Shanghai;
"Sites"	collectively, Site 1, Site 2, Site 3a, Site 3b and Site 4;
"Special General Meeting"	the special general meeting of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 17 December 2008 at 10:00 a.m. at which the Resolution will be proposed, the notice of which is set out on pages 36 and 37 of this circular;
"sq.m."	square metres;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong);
"Supplemental Agreement"	the supplemental agreement dated 28 October 2008 and entered into between the Company and KPL to amend the Maximum Total Commitment set out in the Master Agreement;
"Supplemental Land Contract"	the supplemental land contract dated 7 April 2008 and entered into between Company 1 and Jingan Land Bureau in relation to the land use right of the Consolidated Sites;
"Transactions"	the entering into of the Supplemental Agreement by the Company and KPL and the transactions contemplated thereunder, including but not limited to the provision of the Additional Funding Commitment;
"US dollars" or "US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Executive Directors:
Mr. KUOK Khoon Ean *(Chairman)*
Mr. KUOK Khoon Loong, Edward
(President and Chief Executive Officer)
Mr. LUI Man Shing *(Deputy Chairman)*
Mr. Giovanni ANGELINI

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr. HO Kian Guan
Mr. Roberto V. ONGPIN
Mr. Alexander Reid HAMILTON+
Mr. WONG Kai Man+
Mr. Timothy David DATTELS+
Mr. Michael Wing-Nin CHIU+
Mr. HO Kian Hock
(Alternate to Mr. HO Kian Guan)

* *For identification purpose only*

\+ *Independent Non-Executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

25 November 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

SUPPLEMENTAL AGREEMENT RELATING TO THE JOINT ACQUISITION, OWNERSHIP AND DEVELOPMENT OF THE SITES IN JINGAN DISTRICT, SHANGHAI, THE PRC

1. INTRODUCTION

On 28 October 2008, the Board announced that the Company and KPL entered into the Supplemental Agreement pursuant to which the Company and KPL agreed that the Maximum Total Commitment shall be increased from US$700,000,000 to RMB7,600,000,000.

On 13 April 2004, the Company and KPL entered into the Master Agreement relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, the PRC. At the special general meetings of the Company and KPL held on 29 June 2004 and 25 June 2004, respectively, the Independent Shareholders and the KPL Independent Shareholders respectively approved the Master Agreement and the relevant transactions contemplated thereunder. As set out in the Master Agreement and disclosed in the SA Circular and the KPL Circular, the total costs of the Project (including the cost of the acquisition of the Sites and related costs) were then estimated to be not more than US$600,000,000 and no party shall be required to commit further funding if the cost of the Project exceeds US$700,000,000.

However, as the development costs have risen since the date of the Master Agreement, it is currently anticipated that the total costs of the Project will exceed US$700,000,000 and may reach RMB7,022,000,000. On 28 October 2008, the Company and KPL entered into the Supplemental Agreement pursuant to which the Company and KPL agreed that the Maximum Total Commitment shall be increased from US$700,000,000 to RMB7,600,000,000 (equivalent to approximately US$1,107,226,107 based on the exchange rate of approximately US$1 = RMB6.864 as at the date of the Supplemental Agreement).

KHL is the controlling shareholder of both the Company and KPL. KPL is an associate of KHL and therefore a connected person of the Company. Accordingly, the Transactions constitute connected transactions for the Company under the Listing Rules. As the New Maximum Total Commitment exceeds the Old Maximum Total Commitment approved by the Independent Shareholders at the special general meeting of the Company held on 29 June 2004 and the proportionate Additional Funding Commitment of the Company exceeds 2.5% of its total assets and market capitalization, the Transactions are subject to the approval of the Independent Shareholders. In addition, the proportionate Additional Funding Commitment of the Company exceeds 5% of its market capitalization. Accordingly, the Transactions also constitute a discloseable transaction for the Company.

The purpose of this circular is to provide you with, inter alia, further information in respect of the Transactions and other information prescribed by the Listing Rules. This circular also contains a letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders in respect of the Transactions, a letter of advice containing the recommendation of the Independent Board Committee to the Independent Shareholders in relation to the Transactions and a notice of the Special General Meeting.

2. DETAILS OF THE SUPPLEMENTAL AGREEMENT

The principal terms of the Supplemental Agreement are as follows:

Date:	28 October 2008
Parties:	The Company and KPL
Increase in the Maximum Total Commitment:	Unless otherwise agreed by the Company and KPL, the Maximum Total Commitment shall be increased from US$700,000,000 to RMB7,600,000,000. Save as aforesaid, the Master Agreement remains in full force and effect.
Conditions precedent:	The Supplemental Agreement is conditional upon: (a) approval by the Independent Shareholders and compliance by the Company with the Listing Rules; and (b) approval by the KPL Independent Shareholders and compliance by KPL with the Listing Rules. None of the above conditions may be waived.
Termination of the Supplemental Agreement:	If approval by the Independent Shareholders or the KPL Independent Shareholders are not obtained on or before 31 January 2009 or such later date as the Company or KPL shall agree in writing, either the Company or KPL may terminate the Supplemental Agreement by notice in writing to the other party.

3. REASONS FOR ENTERING INTO THE SUPPLEMENTAL AGREEMENT

At the special general meetings of the Company and KPL held on 29 June 2004 and 25 June 2004, respectively, the Independent Shareholders and the KPL Independent Shareholders respectively approved the Master Agreement and the relevant transactions contemplated thereunder. As set out in the Master Agreement and disclosed in the SA Circular and the KPL Circular, the total costs of the Project (including the cost of the acquisition of the Sites and related costs) were then estimated to be not more than US$600,000,000 and no party would be required to commit further funding if the cost of the Project were to exceed US$700,000,000. On the basis of the Old Maximum Total Commitment of US$700,000,000 and the then proportions of equity interest in the Joint Venture Companies (the Company/KPL/Party A: 48.5%/50.5%/1%), the maximum commitment by each of the Company, KPL and Party A in respect of the Project should be US$339,500,000, US$353,500,000 and US$7,000,000, respectively. In the event that the Group and the KPL Group should have acquired the 1% interest in the Project from Party A, the Old Maximum Total Commitment to be shared by each of the Company and KPL (49%/51%) in respect of the Project would be US$343,000,000 and US$357,000,000, respectively.

As at the Latest Practicable Date, the Group and the KPL Group have acquired from Party A the latter's then interest in the Project, as a result of which the Group and the KPL Group became interested in the Joint Venture Companies as to 49% and 51%, respectively. In addition, the Consolidation has also been completed as at the Latest Practicable Date, as a result of which the Joint Venture Companies have been merged by way of dissolving Company 3 and Company 4 and transferring all their assets and liabilities to Company 1 as set out in the paragraph headed "Merger of the Sites" below. As a result, the Group and the KPL Group currently hold 49% interest and 51% interest, respectively, in Company 1, the only company now responsible for the development of the Project. The Company has treated Company 1 as a 49%-owned associated company in its financial statements.

As at the Latest Practicable Date, approximately 97% of the estimated land costs and approximately 3% of the estimated construction costs have been paid. However, as the development costs have risen since the date of the Master Agreement, it is currently anticipated that the total costs of the Project will exceed US$700,000,000 and may reach RMB7,022,000,000. The rise in the development costs of the Project was attributable to the following:

(a) the change in the contents of the development plans (as more particularly described in the paragraph headed "Merger of the Sites" below);

(b) increase in construction costs and inflation;

(c) increase in land costs; and

(d) increase in interest costs.

The Directors and the KPL Directors therefore take the view that the Additional Funding Commitment will be needed in order to cater for the rising development costs of the Project and have agreed to fix the New Maximum Total Commitment at RMB7,600,000,000. The New Maximum Total Commitment is agreed to be fixed in RMB because most of the actual costs of the Project will be paid in RMB and this arrangement will also avoid the effect of any further appreciation in the value of RMB.

4. MERGER OF THE SITES

As disclosed in the paragraph headed "Information relating to the use of the Sites" in the SA Circular and the KPL Circular, the aggregate site area of the Sites is approximately 46,000 sq.m. It was originally anticipated that the Sites would be developed into a mixed-use development consisting of an office tower, a hotel and service apartment towers, two residential towers, a three-storey retail podium and a three-level basement with an approximate total gross floor area of 332,300 sq.m., subject to further changes and revision.

It was also disclosed in the paragraph headed "Possible merger of the Sites" in the First Joint Announcement, the SA Circular and the KPL Circular that the Joint Venture Companies would be merged by way of dissolving Company 3 and Company 4 and transferring all their assets and liabilities to Company 1.

As a result of the Consolidation, on 7 April 2008, Company 1 entered into the Supplemental Land Contract with Jingan Land Bureau pursuant to which:

(a) Site 1 and Site 2 have been consolidated and have become the Kerry Jingan South Site with a site area of 28,891.6 sq.m.;

(b) Site 3a, Site 3b and Site 4 have been consolidated and have become the Kerry Jingan North Site with a site area of 16,975 sq.m.;

(c) changes have been made to the use of the Consolidated Sites so that the development of the Consolidated Sites will no longer have residential and serviced apartments. The Consolidated Sites will have a maximum gross floor area of approximately 360,000 sq.m. (including basement) for commercial, office and hotel use; and

(d) the construction work on the Consolidated Sites shall commence on or before 6 April 2009 and be completed on or before 6 April 2012.

Following the Consolidation and the entering into of the Supplemental Land Contract, it is currently anticipated that the Consolidated Sites will be developed into a mixed-use development consisting of one office and hotel tower, one hotel tower, a convention centre, a retail podium and a five-level basement.

5. FINANCIAL EFFECTS OF THE TRANSACTIONS

The Additional Funding Commitment will be RMB1,812,400,000. The Additional Funding Commitment represents the difference between the New Maximum Total Commitment of RMB7,600,000,000 and the Old Maximum Total Commitment of US$700,000,000 (equivalent to RMB5,787,600,000 based on the exchange rate of approximately US$1 = RMB8.268 as at the date of the Master Agreement) as expressed in RMB.

Based on the current proportions of equity interest in Company 1 (the Company/KPL: 49%/51%), the proportionate Additional Funding Commitment of the Company and KPL are approximately RMB888,076,000 and RMB924,324,000, respectively. Therefore, the maximum funding commitment by the Company and KPL in respect of the Project (including the commitments which they have already made) will be increased to RMB3,724,000,000 and RMB3,876,000,000, respectively.

The Additional Funding Commitment has been arrived at by the Company and KPL after taking into account:

(a) the reasons described in terms (a) to (d) in the paragraph headed "Reasons for entering into the Supplemental Agreement" above; and

(b) a buffer of RMB578,000,000 (representing approximately 8.23% of the estimated total cost of the Project of RMB7,022,000,000) to cater for the possible increase in the estimated total cost of the Project.

In case all contributions by the Company and KPL have to be made in foreign currency, investors should note that based on the proportionate Additional Funding Commitment of the Company and KPL as expressed in RMB and the effect of RMB appreciation against US dollars since the date of the Master Agreement (based on the exchange rate of approximately US$1 = RMB8.268 as at the date of the Master Agreement and the exchange rate of approximately US$1 = RMB6.864 as at the date of the Supplemental Agreement), the additional commitment of the Company and KPL in US dollars are approximately US$199,540,793 and US$207,685,315, respectively, as calculated below:

			Proportionate funding commitment in US dollars	
			The Company (49%)	**KPL (51%)**
	RMB	*US$*	*US$*	*US$*
New Maximum Total Commitment:	7,600,000,000	1,107,226,107 *(Note 1)*	542,540,793	564,685,315
Old Maximum Total Commitment:	5,787,600,000 *(Note 2)*	700,000,000	343,000,000	357,000,000
Additional Funding Commitment:	1,812,400,000	407,226,107	199,540,793	207,685,315

Notes:

1. The amount of US$1,107,226,107 is calculated based on the exchange rate of approximately US$1 = RMB6.864 as at the date of the Supplemental Agreement.

2. The amount of RMB5,787,600,000 is calculated based on the exchange rate of approximately US$1 = RMB8.268 as at the date of the Master Agreement.

It is currently expected that the funding required by the Company for making its proportionate Additional Funding Commitment will be sourced by the Company from its internal cash reserves and/or external bank borrowings. The Company is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making its proportionate Additional Funding Commitment is not expected to have any material impact on the Group.

For that part of the Additional Funding Commitment to be contributed directly by the Group by way of additional equity and/or shareholder's loans, there will be a corresponding increase in the amount of interest in associates (i.e. increase in assets in the Company's consolidated balance sheet) with a decrease in cash balance (i.e. decrease in assets in the Company's consolidated balance sheet) for the portion of funding sourced from the Group's internal cash reserve and increase in bank loans (i.e. increase in liabilities in the Company's consolidated balance sheet) for the portion of funding sourced from the Group's external bank loans. The Group's interest income will be reduced when the funding is sourced from internal cash reserve while interest expenses will be increased when the funding is sourced from external bank loans. The reduction in interest income and/or increase in interest expenses will be directly accounted for in the Company's consolidated income statement.

For that part of the Additional Funding Commitment that may be satisfied by provision of guarantee by the Company as security for bank loans granted directly to Company 1, there will be no impact on the assets and liabilities in the Company's consolidated financial statements. Before completion of the Project, it is not expected that the Group will need to share the interest expenses of Company 1. After completion of the Project, 49% of the interest expenses of Company 1 will be equity accounted for in the Company's consolidated income statement.

6. INFORMATION ABOUT THE COMPANY AND KPL

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

7. IMPLICATIONS UNDER THE LISTING RULES

KHL is the controlling shareholder of both the Company and KPL. KPL is an associate of KHL and therefore a connected person of the Company. Accordingly, the Transactions constitute connected transactions for the Company under the Listing Rules. As the New Maximum Total Commitment exceeds the Old Maximum Total Commitment approved by the Independent Shareholders at the special general meeting of the Company held on 29 June 2004 and the proportionate Additional Funding Commitment of the Company exceeds 2.5% of its total assets and market capitalization, the Transactions are subject to the approval of the Independent Shareholders. In addition, the proportionate Additional Funding Commitment of the Company exceeds 5% of its market capitalization. Accordingly, the Transactions also constitute a discloseable transaction for the Company.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Transactions. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions.

8. RECOMMENDATIONS

Having taken into account the recommendation and advice from Somerley in relation to the Transactions (as contained in the letter from Somerley set out on pages 19 to 28 of this circular), the Independent Board Committee is of the view that the Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors (including the Independent Non-Executive Directors) consider that the Transactions are on normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 17 and 18 of this circular, which contains its recommendation to the Independent Shareholders, and the letter from Somerley set out on pages 19 to 28 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions.

Both the Independent Board Committee and Somerley recommend the Independent Shareholders to vote in favour of the Resolution to be proposed at the Special General Meeting. Accordingly, the Directors (including the Independent Non-Executive Directors) recommend the Independent Shareholders to vote in favour of the Resolution to be proposed at the Special General Meeting.

9. PROCEDURES BY WHICH A POLL MAY BE DEMANDED

Pursuant to the Bye-laws, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the general meeting of the Company; or

(ii) by at least three Shareholders present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the general meeting of the Company; or

(iii) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the general meeting of the Company; or

(iv) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the general meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

In addition, if the aggregate proxies held by (i) the Chairman of a particular general meeting, and (ii) the Directors, account for 5% or more of the total voting rights at that general meeting, and if on a show of hands in respect of any resolution, the general meeting votes in the opposite manner to that instructed in the proxies referred to above, the Chairman of the general meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands.

10. GENERAL

The notice convening the Special General Meeting is set out on pages 36 and 37 of this circular. At the Special General Meeting, the Resolution will be proposed to confirm, ratify and approve the Transactions.

A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not prevent you from attending and voting at the Special General Meeting should you so wish.

Under the Listing Rules, any connected person of the Company with a material interest in the Transactions, and any other Shareholders and their respective associates with a material interest in the Transactions, shall abstain from voting on the Resolution.

The following persons (the "Abstaining Shareholders") will abstain from voting in respect of the Resolution:

(i) KHL and its associates, which were interested in 1,409,638,463 Shares (representing approximately 48.85% of all Shares in issue) as at the Latest Practicable Date;

(ii) Mr. KUOK Khoon Ean (a common director of the Company and KHL) and his associates, who were interested in 2,326,173 Shares (representing approximately 0.081% of all Shares in issue) as at the Latest Practicable Date;

(iii) Mr. KUOK Khoon Loong, Edward (a common director of the Company and KHL) and his associates, who were interested in 1,032,222 Shares (representing approximately 0.036% of all Shares in issue) as at the Latest Practicable Date;

(iv) Mr. LUI Man Shing (a common director of the Company and KHL) and his associates, who were interested in 833,333 Shares (representing approximately 0.029% of all Shares in issue) as at the Latest Practicable Date; and

(v) Mr. Giovanni ANGELINI (a common director of the Company and KHL) and his associates, who were interested in 316,666 Shares (representing approximately 0.011% of all Shares in issue) as at the Latest Practicable Date.

As far as the Company is aware, having made all reasonable enquiries, as at the Latest Practicable Date:

(i) the Abstaining Shareholders controlled or were entitled to exercise control over the voting rights in respect of their respective Shares;

(ii) (a) there were no voting trusts or other agreements or arrangements or understandings (other than an outright sale) entered into by or binding upon the Abstaining Shareholders; and (b) there were no obligations or entitlements of the Abstaining Shareholders, whereby such persons have or might have temporarily or permanently passed control over the exercise of the voting right in respect of their Shares to third parties, either generally or on a case-by-case basis; and

(iii) there were no discrepancies between the beneficial shareholding interests in the Company of the Abstaining Shareholders and the number of Shares in respect of which they would control or would be entitled to exercise control over the voting right at the Special General Meeting.

The Resolution will be decided by way of a poll.

The Company will publish an announcement on the results of the Special General Meeting on the Business Day following the Special General Meeting with respect to whether or not the Resolution has been passed by the Independent Shareholders.

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of
Shangri-La Asia Limited
KUOK Khoon Ean
Chairman



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Independent Board Committee:
Mr. Alexander Reid HAMILTON *(Chairman)*
Mr. WONG Kai Man
Mr. Timothy David DATTELS
Mr. Michael Wing-Nin CHIU

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

25 November 2008

* *For identification purpose only*

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

SUPPLEMENTAL AGREEMENT RELATING TO THE JOINT ACQUISITION, OWNERSHIP AND DEVELOPMENT OF THE SITES IN JINGAN DISTRICT, SHANGHAI, THE PRC

We refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in our opinion, the Transactions are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions.

Having considered the recommendation and advice of Somerley, in our opinion, the Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the Special General Meeting, in respect of the Transactions.

Yours faithfully,
The Independent Board Committee of
Shangri-La Asia Limited
Alexander Reid HAMILTON *(Chairman)*
WONG Kai Man
Timothy David DATTELS
Michael Wing-Nin CHIU

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.



SOMERLEY LIMITED
10th Floor
The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

25 November 2008

To: The Independent Board Committee and
the Independent Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

SUPPLEMENTAL AGREEMENT RELATING TO THE JOINT ACQUISITION, OWNERSHIP AND DEVELOPMENT OF THE SITES IN JINGAN DISTRICT, SHANGHAI, THE PRC

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Supplemental Agreement and the transactions contemplated thereunder. Details of the Supplemental Agreement are set out in the circular to the Shareholders dated 25 November 2008 (the "Circular"), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

On 28 October 2008, the Company entered into the Supplemental Agreement with KPL to amend the Maximum Total Commitment in relation to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, PRC. As at the Latest Practicable Date, KHL is the controlling shareholder of the Company and is interested in 1,409,638,463 Shares, representing approximately 48.85% of the entire issued share capital of the Company. KHL is therefore considered to be a connected person of the Company under the Listing Rules. KPL, as a subsidiary of KHL, is considered to be an associate of KHL. Accordingly, KPL is also considered to be a connected person of the Company under the Listing Rules and the transactions contemplated under the Supplemental Agreement constitute connected transactions for the Company and pursuant to the Listing Rules, are subject to the approval of the Independent Shareholders. The transactions contemplated under the Supplemental

Agreement also constitute discloseable transactions for the Company. KHL and its associates shall abstain from voting on the Resolution to approve the Supplemental Agreement and the transactions contemplated thereunder at the Special General Meeting, which will be taken by way of poll. The following directors of the Company, namely Messrs. KUOK Khoon Ean, KUOK Khoon Loong, Edward, LUI Man Shing and Giovanni ANGELINI, who also hold directorships in KHL, together with their respective associates are altogether interested in 4,508,394 Shares, representing approximately 0.16% of the entire issued share capital of the Company as at the Latest Practicable Date, shall also abstain from voting on the Resolution.

The Independent Board Committee, comprising all the Independent Non-Executive Directors, namely, Messrs. Alexander Reid HAMILTON, WONG Kai Man, Timothy David DATTELS and Michael Wing-Nin CHIU, has been established to advise the Independent Shareholders on whether the terms of the Supplemental Agreement are fair and reasonable so far as the Independent Shareholders are concerned and whether the entering into of the Supplemental Agreement is in the interests of the Company and the Shareholders as a whole. We, Somerley, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our opinion and recommendation on the Transactions, we have reviewed, among other materials, the Supplemental Agreement and the Supplemental Land Contract. We have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Group and have assumed that all statements and representations made to us by the Directors and management of the Group or made or referred to in the Circular are true and accurate at the time they were made and as at the date of the Circular and will continue to be true and accurate in all material aspects up to the time of the Special General Meeting. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to doubt the truth or accuracy of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have not, however, conducted any independent investigation into the business and affairs of the Group, or the Joint Venture Companies.

THE SUPPLEMENTAL AGREEMENT

In arriving at our opinion, we have taken the following principal factors and reasons into consideration:

1. Background to and reasons for the Supplemental Agreement

(a) Information on the Group

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. Certain subsidiaries of the Group are also the registered proprietors of various trademarks and service marks in various countries, including the brand names of "Shangri-La",

"Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos. The Group and some of its associated companies are also engaged in the leasing of office, commercial, residential and exhibition hall space and serviced apartments.

As at 30 June 2008, the Group owned and managed forty-two hotels around the world. It also managed thirteen hotels for third party owners. The Group had equity interest in two hotels which were managed by others. In addition, the Group had forty-seven hotel and/or commercial property projects under development which operations are expected to be launched between 2008 and 2012. Out of these forty-seven hotel and/or commercial property projects, twenty-five are owned by the Group, three are held under operating leases with third parties and nineteen are owned by third parties but managed by the Group.

(b) Information on the KPL Group

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

(c) Information on the Project

(i) Ownership of the Sites

On 13 April 2004, the Company entered into the Master Agreement with KPL relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, PRC. Details of the Master Agreement are set out in the SA Circular.

The Sites were originally owned by various different parties. Pursuant to the Master Agreement, the Company and KPL agreed to restructure their interests in Site 1 and Site 2, respectively, and to acquire jointly the entities owning the land use rights of Site 3a, Site 3b and Site 4 which are adjacent to Site 1 and Site 2. After certain reorganisation steps and the Consolidation, all the Sites are now held by Company 1 which is responsible for the development of the Project. Company 3 and Company 4 have been merged with Company 1 and all their assets and liabilities have been transferred to Company 1. Pursuant to the Master Agreement, the Sites were originally intended to be developed into a mixed-use development which would consist of a hotel, offices, retail podiums, residential and serviced apartments. It was also agreed that the entire cost of the acquisition, ownership and development of the Sites was estimated to be not more than US$600 million and no party shall be required to commit further funding if the cost exceeds US$700 million.

Pursuant to the Supplemental Land Contract, Site 1 and Site 2 were consolidated into Kerry Jingan South Site, while Site 3a, Site 3b and Site 4 were consolidated into Kerry Jingan North Site. As at the Latest Practicable Date, Company 1 is held as to 49% and 51% by the Company and KPL, respectively, through their wholly-owned subsidiaries and has a registered capital of US$210.5 million which has been fully paid. Application has been made to increase the registered capital of Company 1 to US$311.25 million. The following sets out the shareholding structure of the Sites as at the Latest Practicable Date:


The Company
KPL
100%
100%
KSJN
KSD
49%
51%
Company 1
Site 1
Site 2
Sites 3a & 3b
Site 4
Kerry Jingan South Site
Kerry Jingan North Site

(ii) The Consolidated Sites

The Consolidated Sites comprising the Kerry Jingan South Site and the Kerry Jingan North Site are adjacent to each other. The Project will be connected to the Shanghai Kerry Centre to form a large inter-connected property complex as shown in the map below:


北京西路 Beijing Xi Lu
中信泰富廣場
CITIC Square
上海商城
Shanghai Centre
恒隆廣場
Plaza 66
SITE 3b
地塊3b
常德路
SITE 4
地塊4
Nanjing Xi Lu
Shanghai Kerry Centre
上海嘉里中心
南京西路
Changde Lu
銅仁路 Tongren Lu
SITE 3a
地塊3a
安義路 Anyi Lu
延安中路
Yanan Zhong Lu
希爾頓酒店
Hilton Hotel
SITE 2
地塊2
SITE 1
地塊1

As reflected in the Supplemental Land Contract, the Consolidated Sites will have an aggregate maximum gross floor area of approximately 360,000 sq.m.. The Consolidated Sites are currently expected to be developed into a mixed-use development consisting of one office and hotel tower, one hotel tower, a convention centre, a retail podium and a five-level basement. The construction work on the Consolidated Sites shall commence on or before 6 April 2009 and is expected to be completed on or before 6 April 2012.

(a) Kerry Jingan South Site

Kerry Jingan South Site represents the consolidation of Site 1 and Site 2 which are located at Lot Nos.1238 and 1288 in Yanan Zhong Lu, Jingan District, Shanghai. Kerry Jingan South Site has a site area of 28,891.6 sq.m. and a land use right of 50 years for office use and 40 years for commercial and hotel use. As disclosed in the SA Circular, Site 2 had a land use right for residential use. As the Project will no longer have residential and serviced apartments, the new land use right of Kerry Jingan South Site, has reflected such a change under the Supplemental Land Contract.

(b) Kerry Jingan North Site

Kerry Jingan North Site represents the consolidation of Site 3a, Site 3b and Site 4, which are located at Changde Lu 104-126 Nong and Nos. 50-134, Anyi Lu, Jingan District, Shanghai, and Lot No.1537 (Nos. 1519-1553) and No. 1565 of Nanjing Xi Lu, Jingan District, Shanghai, respectively. The Kerry Jingan North Site comprises a site area of 16,975 sq.m. and a land use right of 40 years for commercial and hotel use.

(d) Outlook for the office and commercial properties in Shanghai

Shanghai is located at the mouth of the Yangtze River, on the western bank of the East China Sea and in the middle of China's coastline. As one of the most important port cities, Shanghai links China's inland regions to the world. Shanghai has maintained an annual gross domestic product growth rate of over 10% in the previous 10 years and is the largest economic centre in China. Shanghai is also a prominent historic city in China with rich cultural heritage and vintage western style buildings around the Bund areas. Shanghai, as one of the PRC's four centrally and directly administered municipalities, is one of the country's key commercial and financial centres. In recent years, a number of multinational corporations have moved their regional headquarters in Asia to Shanghai and this is likely to further enhance the volume of international business travelers to Shanghai and will continue to provide momentum for office, commercial and high-end hotel development as well as ancillary retail arcades, exhibition and convention centres.

According to the National Bureau of Statistics of China, office property price in Shanghai has increased significantly by 44.8% from an average of RMB8,343 per sq.m. in 2002 to RMB12,078 per sq.m. in 2006, and commercial properties price in Shanghai also increased by 30.4% from RMB4,968 per sq.m. in 2002 to RMB6,479 per sq.m. in 2006 as shown in the chart below.

Average selling price of office and commercial properties in Shanghai


RMB/sq.m.
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
2002
2003
2004
2005
2006
Office
Commercial properties

Sources: National Bureau of Statistics of China

Tourism volume in Shanghai has increased from 90.3 million persons in 2002 to 102.9 million in 2006 as illustrated in the graph below. This has driven the demand for high end hotels and led to an increase in number of four and five stars hotels in Shanghai from 47 in 2002 to 69 in 2006.

Number of tourists visiting Shanghai


Million people
120
100
80
60
40
20
-
2002
2003
2004
2005
2006

Sources: Shanghai Statistical Year Book

In recent years, the PRC Government has implemented a series of macro-economic austerity measures to slow the growth of certain industries, in particular the volatile residential property market. Given that the Consolidated Sites will no longer have residential and serviced apartments, but will only be developed for commercial, office and hotel use, the Company expects that the regulating measures adopted by the PRC Government, will not have any material adverse impact on the future developments and operations of the Consolidated Sites.

(e) Reasons for the Transactions

At the time the Master Agreement was approved by the Independent Shareholders in 2004, the Sites were originally anticipated to be developed into a mixed-use development consisting of an office tower, a hotel and serviced apartment towers, two residential towers, a three-storey retail podium and a three-level basement with an approximate total gross floor area of 332,300 sq.m.. The interests of the Sites were consolidated and reorganised in the past few years. Having considered the latest development in the property market, Company 1 entered into the Supplemental Land Contract to change the land use. The Consolidated Sites will have a maximum gross floor area of approximately 360,000 sq.m., representing an approximate 8.3% increase when compared to the original development plans. It is now proposed that the Sites will be developed into a mixed-use development consisting of one office and hotel tower, one hotel tower, a convention centre, a retail podium and a five-level basement. The additional gross floor area and the changes in development plans of the Sites lead to a corresponding increase in land costs and construction costs. The high inflation in the PRC also boosted the cost of construction materials. In addition, higher loan interest expense for financing construction needs to be included to cater for the development of the Project.

As a result of the significant increase in development cost, the Directors are of the view that Additional Funding Commitment will be needed and have proposed to fix the New Maximum Total Commitment at RMB7,600 million. The New Maximum Total Commitment is agreed to be fixed in RMB because most of the actual costs of the Project will be paid in RMB and such arrangement will also factor in the effect of any further appreciation in the value of RMB.

2. Principal terms of the Supplemental Agreement

The table below sets out the Maximum Total Commitment immediately before and after the approval of the Supplemental Agreement and the joint venture parties' proportionate share:

			Proportionate funding commitment in US dollars	
			The Company (49%)	KPL (51%)
	RMB	*US$*	*US$*	*US$*
New Maximum Total Commitment	7,600,000,000	1,107,226,107 *(Note 1)*	542,540,793	564,685,315
Old Maximum Total Commitment	5,787,600,000 *(Note 2)*	700,000,000	343,000,000	357,000,000
Additional Funding Commitment	1,812,400,000	407,226,107	199,540,793	207,685,315

Notes:

1. The amount of US$1,107,226,107 is calculated based on the exchange rate of approximately US$1 = RMB6.864 as at the date of the Supplemental Agreement.

2. The amount of RMB5,787,600,000 is calculated based on the exchange rate of approximately US$1 = RMB8.268 as at the date of the Master Agreement.

Pursuant to the Supplemental Agreement, the Maximum Total Commitment will increase from US$700 million to RMB7,600 million. Such increase in Maximum Total Commitment is required after considering the changes in the development plans, the increase in interest cost and the increase in cost of construction materials based on up-to-date prices. The Additional Funding Commitment would be shared by the joint venture parties in proportion to their equity interest in the Project. The Company holds 49% equity interest in the Project and hence will be responsible for an additional proportionate funding commitment of approximately RMB888.1 million. In determining the New Maximum Total Commitment, the joint venture parties also provide a general buffer of RMB578 million, representing about 8% of the total estimated cost of the Project for possible contingencies.

It is currently expected that the funding required by the Company for making its proportionate Additional Funding Commitment will be sourced by the Company from its internal cash reserves and/or external bank borrowing.

According to the current planning, it is expected that the construction work on the Consolidated Sites will commence on or before 6 April 2009 and be completed on or before 6 April 2012. Based on the Group's experience in previous projects, the capital required for the development of the Consolidated Sites is expected to be made available in stages: about US$100.8 million will be injected by the end of 2008 and the balance will be paid up between 2009 and 2011 in proportion by the Company and KPL.

3. Financial Effects

(a) Net asset position

The Additional Funding Commitment to be contributed by the Company in proportion to the Company's equity interest in the Project is not expected to have any effect on the net assets of the Group.

(b) Gearing and working capital

In view of the cash resources of the Group amounting to approximately US$444.1 million, the undrawn banking facilities of US$1,309.5 million and the capital commitment which was contracted but not provided for of US$820.5 million as at 30 June 2008, the Group's proportionate Additional Funding Commitment of RMB888.1 million is not expected to have a significant adverse effect on the Group's working capital. The Company is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. If all or a large part of funding required by the Group for the Additional Funding Commitment will be financed by external bank borrowings, the gearing ratio of the Group may be increased.

(c) Earnings

It is expected that construction of the Consolidated Sites will be completed in April 2012. Accordingly, no significant positive contribution will be recorded from the Project for the Group in the near term, but instead pre-operating expenses will have to be shared by the Group. As Company 1 is a 49%-owned associated company, its results will be equity accounted for in the income statement of the Group.

DISCUSSION AND ANALYSIS

Subsequent to the approval of the Project by the then Independent Shareholders in June 2004, the Joint Venture Companies have undergone certain reorganisation and the Consolidation. As at the Latest Practicable Date, the Sites are held by Company 1 and all the assets and liabilities of the other Joint Venture Companies are transferred to Company 1 which is held as to 51% and 49% by KPL and the Company, respectively, through their wholly-owned subsidiaries, and is now responsible for the development of the Project.

The change in the content of the development plans and the consequential increase in the total gross floor area of the Consolidated Sites require additional land cost and development cost. The high inflation in the PRC brings increase in cost of construction materials and loan interest for financing construction. Due to a combination of all these factors, additional investment is required to complete the Project. However, the other economic indicators affecting the expected financial return of the Project, including the forecast number of visitors and demand for commercial properties in Shanghai, are favourable. The Consolidated Sites which are located in prime area in Shanghai and no longer have residential and serviced apartments, will minimise the impact of the PRC Government's austerity measures on the development of the Project.

The Additional Funding Commitment of equivalent US$407.2 million will be contributed by the joint venture parties in proportion to their equity interests in the Project. Having considered the Group's unaudited net asset value of US$4,126.8 million and cash and cash equivalents of US$444.1 million as at 30 June 2008, we do not consider the Group's proportionate Additional Funding Commitment would impose significant pressure on the Group's financial position.

RECOMMENDATION

Having taking into account the above principal factors and reasons, we consider that the Supplemental Agreement is on normal commercial terms and is entered into in the ordinary and usual course of business of the Company. We further consider that the terms of the Supplemental Agreement are fair and reasonable to the Independent Shareholders and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, that the Independent Shareholders vote in favour of the Resolution to be proposed at the Special General Meeting to approve the Supplemental Agreement and the transactions contemplated thereunder.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Maggie CHAN
Director

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its Associated Corporations which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

Long positions in the Shares

	Number of Shares held					Percentage of total issued share capital as at the Latest Practicable Date
Name of Director	**Personal Interests** *(Note 1)*	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	
Mr. KUOK Khoon Ean	438,240	79,693 *(Note 2)*	1,808,240 *(Note 3)*	–	2,326,173	0.081%
Mr. KUOK Khoon Loong, Edward	1,032,222	–	–	–	1,032,222	0.036%
Mr. LUI Man Shing	833,333	–	–	–	833,333	0.029%
Mr. Giovanni ANGELINI	316,666	–	–	–	316,666	0.011%
Madam KUOK Oon Kwong	168,197	213,345 *(Note 2)*	120,747 *(Note 4)*	–	502,289	0.017%
Mr. HO Kian Guan	628,750	–	117,832,393 *(Note 5)*	–	118,461,143	4.106%
Mr. HO Kian Hock (Alternate to Mr. HO Kian Guan)	–	–	117,832,393 *(Note 5)*	–	117,832,393	4.084%

Notes:

1. These Shares were held by the relevant Directors as beneficial owners.

2. These Shares were held by the spouse of the relevant Directors.

3. These Shares were held through a company which was controlled by Mr. KUOK Khoon Ean and his spouse.

4. These Shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.

5. 77,164,807 Shares were held through companies which were controlled as to 50% by each of Mr. HO Kian Guan and Mr. HO Kian Hock.

   4,628,719 Shares were held through a company which was controlled as to 25% by each of Mr. HO Kian Guan and Mr. HO Kian Hock.

   4,323,268 Shares were held through a company which was controlled as to 13.33% and 7.08% by Mr. HO Kian Guan and Mr. HO Kian Hock respectively.

   31,715,599 Shares were held through companies which were controlled as to 6.70% and 6.81% by Mr. HO Kian Guan and Mr. HO Kian Hock respectively.

Long positions in underlying Shares

As at the Latest Practicable Date, the Directors had personal interests in the following underlying Shares through share options granted under the share option scheme adopted by the Company on 24 May 2002:

Name of Director	Date of grant	Number of underlying Shares	Exercise price per underlying Shares *HK$*	Exercisable period
Mr. KUOK Khoon Loong, Edward	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016
Mr. LUI Man Shing	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016
Mr. Giovanni ANGELINI	16 June 2006	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016
Mr. Roberto V. ONGPIN	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. Alexander Reid HAMILTON	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. Timothy David DATTELS	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016

Long positions in Shares of Associated Corporations

Name of Associated Corporation	Name of Director	No. of issued ordinary shares	Percentage of total issued share capital of the relevant company as at the Latest Practicable Date	Capacity in which such interests were held
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	10,000	0.002%	Corporate Interest *(Note)*
Shangri-La Hotel Public Company Limited	Mr. LUI Man Shing	10,000	0.008%	Personal Interest

Note: These shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.

Saved as disclosed herein, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any other interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its Associated Corporations which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, no Director was materially interested in any contract or arrangement subsisting which is significant in relation to the business of the Group taken as a whole.

(b) None of the Directors or Somerley has or has had any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2007, the date to which the latest published audited financial statements of the Group were made up, save that Mr. KUOK Khoon Loong, Edward, through an associate, leased a residential premise in Hong Kong to the Company for a term of 2 years commencing from 1 August 2007 at a monthly rental of HK150,000 (inclusive of rates and management fees) with no option to renew (the "Lease").

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

5. COMPETING INTERESTS

Pursuant to Rule 14A.59(11) and Rule 8.10 of the Listing Rules, as at the Latest Practicable Date, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong is a non-executive director of Allgreen Properties Limited ("APL").

The APL group of companies (the "APL Group") have a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited ("SHL"), a wholly-owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the APL Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;

- The serviced apartment business is an ancillary part of SHL's hotel business;

- The Group's hotel business is effectively marketed on the strength of Shangri-La International Hotel Management Limited's ("SLIM's") renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;

- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and

- Madam KUOK Oon Kwong is only a non-executive director of APL.

(ii) Messrs. HO Kian Guan and HO Kian Hock are substantial shareholders and directors of the company which holds River View Hotel, Singapore. Messrs. HO Kian Guan and HO Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr. HO Kian Guan is a director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- The hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of

factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition program; and/or

- The Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

6. EXPERT AND CONSENT

The following is the qualification of the expert who has been named in this circular or has given opinion or advice which is contained in this circular:

Name	Qualification
Somerley	a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its opinion prepared for the purpose of incorporation in this circular, and the references to its name and opinion in the form and context in which they respectively appear.

Somerley has confirmed that as at the Latest Practicable Date, it did not have any beneficial shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it has any direct or indirect interests in any assets which have since 31 December 2007 (being the date to which the latest published audited financial statements of the Group were made up) been acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any members of the Group.

7. NO MATERIAL ADVERSE CHANGE

Since 31 December 2007 (being the date to which the latest published audited financial statements of the Group have been made up) and save for the updated position as disclosed in the Company's 2008 Interim Report, there has been no material adverse change in the financial or trading position of the Group.

8. LITIGATION

So far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

9. MISCELLANEOUS

(a) The company secretary of the Company is Ms. TEO Ching Leun. Ms Teo holds an LL.B. (Honours) Degree from the National University of Singapore and an LL.M. Degree in Laws from the University of London. She is a Solicitor qualified in Hong Kong and has been admitted as a Solicitor of the Supreme Court of England and Wales and as an Advocate & Solicitor of the Supreme Court of Singapore.

(b) The qualified accountant of the Company is Mr. LEUNG Wai Ki. Mr. Leung is a Certified Public Accountant in Hong Kong and a Fellow of The Association of Chartered Certified Accountants.

(c) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the head office and principal place of business of the Company is at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong.

(d) The Company's principal share registrar and transfer office is Butterfield Fulcrum Group (Bermuda) Limited of Rosebank Centre, 11 Bermudian Road, Pembroke, Bermuda. The Company's branch share registrar and transfer office in Hong Kong is Tricor Abacus Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(e) This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Supplemental Agreement and the Lease as referred to in the section headed "Directors' Interests in Contracts" of this appendix are available for inspection during normal business hours at any weekday (public holidays excepted) at the office of the Company at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong up to and including Wednesday, 17 December 2008.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 17 December 2008 at 10:00 a.m. for the following purposes:

To consider, and if thought fit, passing with or without modification the following resolution as an ORDINARY RESOLUTION:

"THAT

(1) the Supplemental Agreement (a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby confirmed, ratified and approved; and

(2) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Supplemental Agreement and the transactions contemplated thereunder.

For the purposes of this resolution, the term "Supplemental Agreement" shall have the same definition as defined in the circular to the shareholders of the Company dated 25 November 2008."

By order of the Board
Shangri-La Asia Limited
KUOK Khoon Ean
Chairman

Hong Kong, 25 November 2008

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

* *For identification purpose only*

Notes:

1. Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

2. Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

3. In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

4. Shareholders are advised to read the circular to shareholders of the Company dated 25 November 2008 which contains information concerning the resolution to be proposed at the special general meeting.

5. The ordinary resolution set out above shall be decided by way of poll.

此乃要件　請即處理

閣下對本通函任何內容或應採取之行動如有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有香格里拉(亞洲)有限公司之股份，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。



SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

網址：www.ir.shangri-la.com

(股份代號：00069)

須予披露及關連交易

關於共同收購、擁有及發展中國上海市靜安區該等地塊之補充協議

獨立董事委員會及獨立股東之獨立財務顧問



新百利有限公司

董事會函件載於本通函第7至16頁，獨立董事委員會函件則載於本通函第17及18頁。載有獨立財務顧問致獨立董事委員會及獨立股東之意見書載於本通函第19至28頁。

香格里拉(亞洲)有限公司將於二零零八年十二月十七日(星期三)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東特別大會上提呈普通決議案，以批准本通函所載之事項。

召開股東特別大會之通告載於本通函第36及37頁，本通函隨附股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請將附奉之代表委任表格按其印列之指示填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後，　閣下仍可親身出席股東特別大會及在會上投票。

* 僅供識別

二零零八年十一月二十五日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「額外注資承擔」	指	本公司與嘉里建設根據補充協議按它們各自佔第一公司之股權比例向項目提供的額外注資承擔人民幣1,812,400,000元；
「聯繫人」	指	具有上市規則所賦予之涵義；
「相聯法團」	指	具有證券及期貨條例第XV部所賦予之涵義；
「董事會」	指	董事會；
「營業日」	指	香港銀行開門營業之日子(不包括星期六及星期日)；
「公司細則」	指	本公司之公司細則；
「本公司」	指	Shangri-La Asia Limited香格里拉(亞洲)有限公司，一家於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板作第一上市及於新交所作第二上市；
「第一公司」	指	上海吉祥房地產有限公司，一家於一九九四年十二月二十八日在中國註冊成立之公司；
「第三公司」	指	上海金慈厚房地產發展有限公司，一家於二零零零年十二月十五日在中國註冊成立之公司；
「第四公司」	指	上海名城房地產發展有限公司，一家於一九九五年十一月九日在中國註冊成立之公司；
「關連人士」	指	具有上市規則所賦予之涵義；
「合併地塊」	指	嘉里靜安北地塊與嘉里靜安南地塊；

「合併」	指	誠如香格里拉通函及嘉里建設通函所述，透過解散第三公司與第四公司以及轉移它們所有之資產及負債予第一公司，以合併合營公司；
「控股股東」	指	具有上市規則所賦予之涵義；
「董事」	指	本公司董事；
「首次聯合公佈」	指	本公司與嘉里建設於二零零四年五月三日就共同收購、擁有及發展中國上海市靜安區該等地塊而作出之聯合公布；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由全體獨立非執行董事組成之董事會獨立委員會；
「獨立財務顧問」或「新百利」	指	新百利有限公司，一家根據證券及期貨條例可從事第1類（證券交易）、第4類（證券顧問）、第6類（企業融資顧問）及第9類（資產管理）受規管活動之持牌法團，為獨立董事委員會及獨立股東就該補充協議之條款及其項下擬進行之交易之獨立財務顧問；
「獨立非執行董事」	指	獨立非執行董事；
「獨立股東」	指	毋須(i)就有關批准總協議及香格里拉通函內所提述若干事項之決議案；或(ii)在股東特別大會上就決議案放棄投票之股東（視情況而定）；
「靜安土地管理局」	指	上海市靜安區房屋土地管理局；

「合營公司」	指	第一公司、第三公司及第四公司之統稱；
「嘉里靜安北地塊」	指	根據補充土地合同而合併地塊3a、地塊3b及地塊4之合併地塊；
「嘉里靜安南地塊」	指	根據補充土地合同而合併地塊1及地塊2之合併地塊；
「嘉里控股」	指	嘉里控股有限公司，一家於香港註冊成立之公司，於最後實際可行日期，為本公司及嘉里建設各自之控股股東；
「嘉里建設」	指	Kerry Properties Limited嘉里建設有限公司，一家於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市；
「嘉里建設通函」	指	嘉里建設於二零零四年五月三十一日就(其中包括)總協議及其所涉及之交易之進一步資料而刊發之通函；
「嘉里建設董事」	指	嘉里建設之董事；
「嘉里建設集團」	指	嘉里建設及其附屬公司；
「嘉里建設獨立股東」	指	毋須(i)就有關批准總協議及嘉里建設通函內所提述若干事項之決議案；或(ii)在嘉里建設將予召開，以考慮及酌情通過該等交易之股東特別大會上就批准該等交易之決議案放棄投票之股東(視情況而定)；
「嘉里建設股份」	指	嘉里建設股本中每股面值1.00港元之普通股；
「嘉里建設股東」	指	嘉里建設股份持有人；
「嘉里上海發展」	指	Kerry Shanghai Development Ltd.嘉里上海發展有限公司，於薩摩亞註冊成立，為嘉里建設間接全資擁有之附屬公司；

「嘉里靜安南里」	指	Kerry Shanghai (Jingan Nanli) Ltd.嘉里上海(靜安南里)有限公司，於薩摩亞註冊成立，為本公司間接全資擁有之附屬公司；
「最後實際可行日期」	指	二零零八年十一月十七日，即本通函付印前就確定本通函所載之若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「總協議」	指	本公司與嘉里建設於二零零四年四月十三日所訂立有關共同收購、擁有及發展上海市靜安區該等地塊之總協議；
「最高總承擔」	指	項目中之最高總注資承擔；
「標準守則」	指	上市公司董事進行證券交易之標準守則，全文載於上市規則附錄十；
「新最高總承擔」	指	經補充協議修訂之新最高總承擔，為人民幣7,600,000,000元；
「舊最高總承擔」	指	於總協議訂立之原最高總承擔，為700,000,000美元；
「甲方」	指	上海市靜安區土地開發控股總公司，上海市靜安區之一家國有企業；
「中國」	指	中華人民共和國；
「項目」	指	收購、擁有、建設及發展該等地塊；
「決議案」	指	獨立股東於股東特別大會上通過有關確認、追認及批准該等交易之決議案；
「人民幣」	指	中國法定貨幣人民幣；

「香格里拉通函」	指	本公司於二零零四年五月三十一日就(其中包括)總協議及其所涉及之交易之進一步資料而刊發之通函；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「新交所」	指	新加坡證券交易所有限公司；
「股份」	指	本公司股本中每股面值1.00港元之普通股；
「股東」	指	股份持有人；
「地塊1」	指	上海市靜安區延安中路地段1238號；
「地塊2」	指	上海市靜安區延安中路地段1288號；
「地塊3a」	指	上海市靜安區常德路104至126弄及安義路50至134號；
「地塊3b」	指	上海市靜安區南京西路地段1537號(1519-1553號)；
「地塊4」	指	上海市靜安區南京西路地段1565號；
「該等地塊」	指	地塊1、地塊2、地塊3a、地塊3b及地塊4之統稱；
「股東特別大會」	指	本公司將於二零零八年十二月十七日(星期三)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東特別大會，會上將提呈決議案，大會通告載於本通函第36及37頁；
「平方米」	指	平方米；
「聯交所」	指	香港聯合交易所有限公司；

「附屬公司」	指	具有(香港法例第32章)香港公司條例第2(4)條所賦予之涵義；
「補充協議」	指	本公司與嘉里建設於二零零八年十月二十八日就修改總協議內提及之最高總承擔而訂立之補充協議；
「補充土地合同」	指	第一公司與靜安土地管理局於二零零八年四月七日就合併地塊之土地使用權而訂立之補充土地合同；
「該等交易」	指	本公司與嘉里建設訂立之補充協議及其項下擬進行之交易，包括但不限於額外注資承擔之提供；
「美元」	指	美利堅合眾國法定貨幣美元；及
「%」	指	百分比。



SHANGRI-LA ASIA LIMITED
（於百慕達註冊成立之有限公司）
香格里拉(亞洲)有限公司*
網址：www.ir.shangri-la.com
（股份代號：00069）

執行董事：
郭孔演先生（主席）
郭孔錀先生（總裁兼首席執行官）
雷孟成先生（副主席）
Giovanni ANGELINI先生

非執行董事：
郭雯光女士
何建源先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生+
黃啟民先生+
Timothy David DATTELS先生+
趙永年先生+
何建福先生（何建源先生之替任董事）

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及香港
主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

* 僅供識別

\+ 獨立非執行董事

敬啟者：

須予披露及關連交易

關於共同收購、擁有及發展中國上海市靜安區該等地塊之補充協議

1. 緒言

於二零零八年十月二十八日，董事會宣佈本公司與嘉里建設訂立補充協議，據此，本公司及嘉里建設同意最高總承擔由700,000,000美元增加至人民幣7,600,000,000元。

於二零零四年四月十三日，本公司及嘉里建設訂立關於共同收購、擁有及發展中國上海市靜安區該等地塊之總協議。於本公司及嘉里建設分別在二零零四年六月二十九日及二零零四年六月二十五日舉行之股東特別大會上，獨立股東及嘉里建設獨立股東分別批准總協議及其所涉及之有關交易。誠如總協議所載以及香格里拉通函及嘉里建設通函所披露，項目之總成本(包括該等地塊之收購成本及相關成本)當時預計為不會超過600,000,000美元，倘項目成本超過700,000,000美元，則概無任何一方須進一步提供資金。

然而，由於自總協議日期以來發展成本增加，現時預計項目總成本將超過700,000,000美元，並且可能達至人民幣7,022,000,000元。於二零零八年十月二十八日，本公司及嘉里建設訂立補充協議，據此，本公司及嘉里建設同意最高總承擔由700,000,000美元增加至人民幣7,600,000,000元(按補充協議日期之匯率約1美元兌人民幣6.864元計算，相等於約1,107,226,107美元)。

嘉里控股為本公司及嘉里建設之控股股東。嘉里建設為嘉里控股之聯繫人，因而為本公司之關連人士。因此，根據上市規則，該等交易對本公司而言構成關連交易。鑒於新最高總承擔超過於二零零四年六月二十九日舉行之本公司股東特別大會上獨立股東所批准之舊最高總承擔，且本公司之按比例額外注資承擔超過其資產總值及市值之2.5%，故該等交易須獲得獨立股東之批准。此外，本公司之按比例額外注資承擔超過其市值之5%。因此，該等交易亦構成本公司之須予披露交易。

本通函旨在為　閣下提供(其中包括)該等交易之進一步詳情及上市規則所規定之其他資料。本通函亦載有新百利就該等交易致獨立董事委員會及獨立股東之意見書、獨立董事委員會就該等交易致獨立股東之推薦意見書及股東特別大會通告。

2. 補充協議之詳情

補充協議之主要條款如下：

日期：	二零零八年十月二十八日
訂約方：	本公司及嘉里建設
最高總承擔之增加：	除非本公司及嘉里建設另行協定，最高總承擔將由700,000,000美元增加至人民幣7,600,000,000元。除上文所述外，總協議仍具有十足效力及作用。
先決條件：	補充協議須待下列條件達成後方可作實： (a) 獨立股東之批准及本公司遵守上市規則；及 (b) 嘉里建設獨立股東之批准及嘉里建設遵守上市規則。 上述條件概不得獲豁免。
補充協議之終止：	倘獨立股東或嘉里建設獨立股東之批准未能於二零零九年一月三十一日或之前或本公司或嘉里建設書面協議之較後日期獲得，則本公司或嘉里建設可透過向另一方發出書面通知終止補充協議。

3. 訂立補充協議之理由

於本公司及嘉里建設分別在二零零四年六月二十九日及二零零四年六月二十五日舉行之股東特別大會上，獨立股東及嘉里建設獨立股東分別批准總協議及其所涉及之有關交易。誠如總協議所載以及香格里拉通函及嘉里建設通函所披露，項目之總成本(包括該等地塊之收購成本及相關成本)當時預計為不會超過600,000,000美元，倘項目成本超過700,000,000美元，則概無任何一方須進一步提供資金。以舊最高總承擔700,000,000美元及當時所佔合資公司股權比例(本公司／嘉里建設／甲方：48.5%/50.5%/1%)計算，本公司、嘉里建設及甲方就項目所承擔之最高數額將分別為339,500,000美元、353,500,000美元及7,000,000美元。倘本集團及嘉里建設集團向甲方收購項目之1%權益，則本公司及嘉里建設各自將承擔有關項目之舊最高總承擔(49%/51%)分別為343,000,000美元及357,000,000美元。

於最後實際可行日期，本集團及嘉里建設集團已向甲方收購其當時於項目所佔之權益，因此，本集團及嘉里建設集團分別擁有合營公司之49%權益及51%權益。此外，誠如下文「合併該等地塊」一段所載，合併於最後實際可行日期亦已告完成，因此，合營公司已透過解散第三公司及第四公司並轉讓它們所有的資產及負債予第一公司後合併。因此，本集團及嘉里建設集團現時分別持有第一公司(現時負責發展項目之唯一公司)之49%權益及51%權益。本公司於其財務報表視第一公司為擁有49%權益之聯營公司。

於最後實際可行日期，估計土地成本之約97%及估計建築成本之約3%已支付。然而，由於自總協議日期以來發展成本增加，現時預計項目總成本將超過700,000,000美元，且可能達人民幣7,022,000,000元。項目發展成本增加乃由於：

(a) 發展規劃內容之變更(詳述於下文「合併該等地塊」一段)；

(b) 建築成本增加及通脹；

(c) 土地成本增加；及

(d) 利息開支增加。

因此，董事及嘉里建設董事認為，需要額外注資承擔以應付項目成本之增加，並同意將新最高總承擔定為人民幣7,600,000,000元。新最高總承擔用人民幣釐定乃由於項目大部分實際開支將以人民幣支付，而且此安排亦可避免人民幣進一步升值之影響。

4. 合併該等地塊

誠如香格里拉通函及嘉里建設通函中「有關該等地塊用途資料」一段所載，該等地塊總面積約為46,000平方米。原預期該等地塊將發展成為一項包括有一座辦公樓、一間酒店及數幢服務式公寓、兩幢住宅樓宇、三層商場及三層地庫之綜合發展用途項目，總樓面面積約為332,300平方米，可作改動及修改。

誠如首次聯合公佈、香格里拉通函及嘉里建設通函中「可能合併該等地塊」一節所載，合營公司將透過解散第三公司及第四公司並將它們的所有資產及負債轉移予第一公司後合併。

由於合併，第一公司與靜安土地管理局於二零零八年四月七日訂立補充土地合同；據此：

(a) 地塊1及地塊2已合併，並成為嘉里靜安南地塊，地塊面積為28,891.6平方米；

(b) 地塊3a、地塊3b及地塊4已合併，並成為嘉里靜安北地塊；地塊面積為16,975平方米；

(c) 合併地塊之用途已作更改，故此合併地塊上將不會發展住宅及服務式公寓。合併地塊之最高總樓面面積將約為360,000平方米(包括地庫)，以作商業、辦公樓及酒店的用途；及

(d) 合併地塊之建築工程須於二零零九年四月六日或之前開始，並須於二零一二年四月六日或之前完成。

緊隨合併及訂立補充土地合同後，現預期合併地塊將發展成為一項包括有一座辦公及酒店大樓、一幢酒店大樓、一個會議中心、一個商場及五層地庫之綜合發展用途項目。

5. 該等交易之財務影響

額外注資承擔將為人民幣1,812,400,000元。額外注資承擔乃指新最高總承擔人民幣7,600,000,000元與舊最高總承擔700,000,000美元(按總協議日期之匯率約1美元＝人民幣8.268元計算，相等於人民幣5,787,600,000元)兩者之差額，以人民幣列值。

按第一公司現時股權比例計算(本公司／嘉里建設：49%/51%)，本公司及嘉里建設按比例之額外注資承擔分別約為人民幣888,076,000元及人民幣924,324,000元。因此，本公司及嘉里建設就項目所承擔之最高注資承擔(包括已承擔之數額)將分別增加至人民幣3,724,000,000元及人民幣3,876,000,000元。

額外注資承擔乃由本公司及嘉里建設經考慮下列各項後而釐定：

(a) 上文「訂立補充協議之理由」一段(a)至(d)項所述之理由；及

(b) 緩衝額人民幣578,000,000元(佔項目估計總成本人民幣7,022,000,000元約8.23%)用於應付項目估計總成本增加之可能。

倘本公司及嘉里建設全部注資均須以外幣作出，投資者應注意，按本公司及嘉里建設以人民幣計值之按比例額外注資承擔，以及自總協議日期以來人民幣兑美元升值之影響（按總協議日期之匯率約1美元＝人民幣8.268元及按補充協議日期之匯率約1美元=人民幣6.864元計算），本公司及嘉里建設之額外承擔以美元計算分別約為199,540,793美元及207,685,315美元，計算如下：

			以美元計算之按比例注資承擔	
			本公司 (49%)	嘉里建設 (51%)
	人民幣	美元	美元	美元
新最高總承擔：	7,600,000,000	1,107,226,107 (附註1)	542,540,793	564,685,315
舊最高總承擔：	5,787,600,000 (附註2)	700,000,000	343,000,000	357,000,000
額外注資承擔：	1,812,400,000	407,226,107	199,540,793	207,685,315

附註：

1. 款項1,107,226,107美元乃按補充協議日期之匯率約1美元=人民幣6.864元計算。

2. 款項人民幣5,787,600,000元乃按總協議日期之匯率約1美元=人民幣8.268元計算。

現時預期本公司作出按比例之額外注資承擔所需之資金，將由本公司透過其內部現金儲備及／或外借銀行貸款撥付。本公司現階段無法確定內部現金儲備與外借銀行貸款之比例。預期作出按比例之額外注資承擔之資金需求不會對本集團造成任何重大影響。

就本集團將透過額外股權及/或股東貸款而提供之額外注資承擔部份而言，本集團內部現金儲備籌得之資金方面，聯營公司權益將有相應增加（即本公司綜合資產負債表資產之增加），現金餘額將減少（即本公司綜合資產負債表資產之減少），而本集團外部銀行貸款籌得之資金方面，銀行貸款將增加（即本公司綜合資產負債表負債之增加）。倘資金由內部現金儲備籌得，本集團之利息收入將減少，而倘資金由外部銀行貸款籌得，則利息支出將增加。利息收入之減少及/或利息開支之增加將直接於本公司綜合收益表入賬。

就本公司或會透過為直接授予第一公司之銀行貸款提供擔保而提供之額外注資承擔部份而言，本公司之綜合財務報表之資產及負債將不會受到任何影響。項目完成前，預期本集團將無須分攤第一公司之利息開支。項目完成後，第一公司利息開支之49%將作為權益並於本公司綜合收益表入賬。

6. 有關本公司及嘉里建設之資料

本集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。本公司之附屬公司於多個國家內亦為若干不同商標及服務標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及其他相關標記及標誌。

嘉里建設集團之主要業務為：(i)在香港、中國及亞洲太平洋區進行物業發展、投資及管理；(ii)物流、貨運以及擁有及經營貨倉業務；(iii)在香港及中國進行與基建相關之投資；及(iv)在香港擁有酒店，以及在中國擁有及經營酒店業務。

7. 上市規則之含義

嘉里控股為本公司及嘉里建設之控股股東。嘉里建設為嘉里控股之聯繫人，因而為本公司之關連人士。因此，根據上市規則，該等交易對本公司而言構成關連交易。鑒於新最高總承擔超過於二零零四年六月二十九日舉行之股東特別大會上獲本公司當時之獨立股東所批准之舊最高總承擔，且本公司之按比例額外注資承擔超過其資產總值及市值之2.5%，故該等交易須獲獨立股東批准。此外，本公司之按比例額外注資承擔超過其市值之5%。因此，該等交易亦構成本公司之須予披露交易。

獨立董事委員會已經成立，以就該等交易向獨立股東提供意見。新百利已獲本公司委任為獨立財務顧問，以就該等交易向獨立董事委員會及獨立股東提供推薦建議。

8. 推薦建議

經考慮新百利就該等交易提供之推薦建議及意見(載於本通函第19至28頁之新百利函件)後，獨立董事委員會認為該等交易屬公平及合理，且符合本公司及其股東之整體利益。因此，董事(包括獨立非執行董事)認為該等交易乃一般商業條款及屬公平合理，且符合本公司及其股東之整體利益。

務請 閣下垂注本通函第17及18頁所載之獨立董事委員會函件(當中載有其致獨立股東之推薦建議)及本通函第19至28頁所載之新百利函件(當中載有其就該等交易致獨立董事委員會及獨立股東之意見)。

獨立董事委員會及新百利均建議獨立股東投票贊成將於股東特別大會上提呈之決議案。因此,董事(包括獨立非執行董事)建議獨立股東投票贊成將於股東特別大會上提呈之決議案。

9. 要求以股數進行表決之程序

根據公司細則,惟受限於上市規則,於任何股東大會上提呈投票之決議案必須以舉手方式表決,除非於宣佈舉手方式表決之結果時或之前,或於撤回任何其他以股數方式進行表決之要求時:

(i) 本公司股東大會主席;或

(ii) 最少三名親身出席股東大會之股東或其正式授權之公司代表或其委任代表,彼等須為當時有權於本公司股東大會上投票之人士;或

(iii) 任何一名或多名親身出席股東大會之股東或其正式授權之公司代表或其委任代表,由其持有之投票權須不少於所有有權於本公司股東大會上投票之股東之總投票權之十分之一;或

(iv) 任何一名或多名親身出席股東大會之股東或其正式授權之公司代表或其委任代表,由其持有附有權利可於股東大會上投票之股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總額之十分之一要求以股數方式投票表決。

此外,倘由(i)該股東大會主席及(ii)董事所持有之委任代表投票權合共佔該股東大會之總投票5%或以上,以及倘以舉手方式表決任何決議案時該股東大會之表決結果與上述委任代表所指示者相反,則持有上述委任代表投票權之股東大會主席及/或任何董事必須要求以股數方式表決,除非以該等人士持有之總代表權而言,以股數表決顯然不會推翻舉手表決之結果。

10. 一般資料

召開股東特別大會之通告載於本通函第36及37頁。於股東特別大會上，將提呈決議案以確認、追認及批准該等交易。

適用於股東特別大會之代表委任表格已隨附於本通函內。無論　閣下能否親身出席大會，務請按照隨附代表委任表格上印備之指示，將有關表格填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司之股份過戶登記處香港分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後，　閣下仍可親自出席股東特別大會及在會上投票。

根據上市規則，於該等交易中擁有重大權益之本公司任何關連人士，以及於該等交易中擁有重大權益之任何其他股東及彼等各自之聯繫人將會就決議案放棄投票權。

下列人士(「棄權股東」)將會就決議案放棄投票權：

(i) 嘉里控股及其聯繫人，於最後實際可行日期擁有1,409,638,463股股份(約佔全部已發行股份48.85%)之權益；

(ii) 郭孔演先生(本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有2,326,173股股份(佔全部已發行股份約0.081%)之權益；

(iii) 郭孔錀先生(本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有1,032,222股股份(佔全部已發行股份約0.036%)之權益；

(iv) 雷孟成先生(本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有833,333股股份(佔全部已發行股份約0.029%)之權益；

(v) Giovanni ANGELINI先生(本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有316,666股股份(佔全部已發行股份約0.011%)之權益；

在作出一切合理查詢後，就本公司所知，於最後實際可行日期：

(i) 棄權股東控制或有權控制彼等各自持有之股份之表決權；

(ii) (a)棄權股東概無訂立或受約束的任何股權信託或其他協議或安排或協商（徹底之股權出售除外）；及(b)棄權股東並無責任或權利，據此該等人士已經或可能已經將行使其持有之股份之表決權之控制權臨時或永久移交（不論是全面移交或按個別情況移交）予第三方；及

(iii) 棄權股東於本公司之實益持股權益與彼等在股東特別大會上將會控制或有權行使表決權之股份數目並無差異。

決議案將以股數方式投票表決。

不論決議案會否獲獨立股東通過，本公司將於股東特別大會結束後之下一個營業日公佈股東特別大會之結果。

務請 閣下垂注本通函附錄所載之其他資料。

此致

列位股東 台照

代表
香格里拉(亞洲)有限公司
主席
郭孔演
謹啟

二零零八年十一月二十五日



SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

網址：www.ir.shangri-la.com

（股份代號：00069）

獨立董事委員會：
Alexander Reid HAMILTON先生（主席）
黃啟民先生
Timothy David DATTELS先生
趙永年先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* 僅供識別

敬啟者：

須予披露及關連交易

關於共同收購、擁有及發展中國上海市靜安區該等地塊之補充協議

吾等謹此提述本通函（本函件為其中一部份）。除文義另有所指外，本函件所用之詞彙與通函所定義者具有相同涵義。

獨立董事委員會已成立，以就該等交易（吾等認為）是否公平合理，以及是否符合本公司及其股東之整體利益，向獨立股東提供意見。新百利已獲委任為獨立財務顧問，以就該等交易向獨立董事委員會及獨立股東提供意見。

經考慮新百利之推薦建議及意見後，吾等認為該等交易屬公平合理，且符合本公司及其股東之整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈為普通決議案之有關該等交易之決議案。

此致

列位獨立股東　台照

香格里拉(亞洲)有限公司
獨立董事委員會
Alexander Reid HAMILTON（主席）
黃啟民
Timothy David DATTELS
趙永年
謹啟

二零零八年十一月二十五日

以下為新百利致獨立董事委員會及獨立股東之意見函，乃為載入本通函而編製。



新百利有限公司
香港
中環
遮打道3A號
香港會所大廈10樓

敬啟者：

須予披露及關連交易

關於共同收購、擁有及發展中國上海市靜安區該等地塊之補充協議

緒言

吾等已獲委任為獨立財務顧問，就補充協議之條款及其下擬進行交易向獨立董事委員會及獨立股東提供意見。補充協議詳情載於日期為二零零八年十一月二十五日致股東之通函（「通函」）內，本函件構成通函之一部份。除非文義另有所指，本函件所用詞語與通函所定義者具有相同涵義。

於二零零八年十月二十八日， 貴公司與嘉里建設訂立補充協議，以修訂有關共同收購、擁有及發展中國上海市靜安區該等地塊之最高總承擔。於最後實際可行日期，嘉里控股為 貴公司控股股東，於1,409,638,463股股份中擁有權益，佔 貴公司全部已發行股本之約48.85%。故嘉里控股被視為上市規則下 貴公司之關連人士。嘉里建設作為嘉里控股之附屬公司，被視為嘉里控股之聯繫人。因此，嘉里建設亦被視作上市規則下 貴公司之關連人士，而補充協議下擬進行之交易構成 貴公司之關連交易，須根據上市規則經獨立股東批准。補充協議下擬進行之交易亦構成 貴公司之須予披露交易。嘉里控股及其聯繫人須於股東特別大會上放棄就批准補充協議及其下擬進行交易之決議案進行投票表決。 貴公司下列董事（即郭孔演先生、郭孔錀先生、

雷孟成先生、Giovanni ANGELINI先生，彼等亦為嘉里控股董事）連同其各自之聯繫人合共於4,508,394股股份中擁有權益，佔　貴公司於最後實際可行日期全部已發行股本之約0.16%，彼等亦應就決議案放棄投票。

獨立董事委員會經已組成，成員為獨立非執行董事Alexander Reid HAMILTON先生、黃啟民先生、Timothy David DATTELS先生及趙永年先生，以就補充協議之條款就獨立股東而言是否公平合理以及訂立補充協議是否符合　貴公司及股東整體之利益向獨立股東提供意見。吾等（新百利）已獲委任就此向獨立董事委員會及獨立股東提供意見。

在達致吾等就該等交易之意見及推薦意見時，吾等已審閱補充協議及補充土地合同等資料。吾等倚賴董事及　貴集團管理層所提供之資料及事實以及所發表意見，並已假設董事及　貴集團管理層向吾等作出或於文件作出或提述之所有陳述及聲明，於作出時及通函日期屬真確無訛，並將於截至股東特別大會舉行之時止於各重大方面仍屬真實、準確及完整。吾等亦已徵求並且獲得董事確認，彼等所提供之資料及發表之意見並無遺漏重大事實。吾等無理由懷疑所獲提供資料之真實性或準確性。吾等倚賴該等資料，並認為吾等獲得之資料足以讓吾等達致知情之意見。然而，吾等並無就　貴集團或合營公司之業務及財務狀況進行任何獨立調查。

補充協議

於達致吾等意見時，吾等已考慮下列主要因素及理由：

1.　補充協議之背景及理由

(a)　有關　貴集團之資料

貴集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。　貴集團之若干成員公司於多個國家內亦為若干不同商標及服務標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」

及「香宮」及其他相關標記及標誌。 貴集團及其若干聯營公司亦從事出租寫字樓、商業、住宅大廈及展覽場地及服務式公寓。

於二零零八年六月三十日， 貴集團在全球擁有及管理四十二間酒店，亦為第三方擁有人管理十三間酒店。 貴集團擁有股本權益之兩間酒店由其他公司管理。此外， 貴集團擁有四十七個發展中酒店及／或商業物業項目，預期其營運將於二零零八年至二零一二年間展開。該四十七個酒店及商業物業項目之中，其中二十五個由 貴集團擁有，三個為與第三方訂立之營運租賃項目，十九個由第三方擁有但由 貴集團管理。

(b) 有關嘉里建設集團之資料

嘉里建設集團之主要業務為：(i)在香港、中國及亞洲太平洋區進行物業發展、投資及管理；(ii)物流、貨運以及擁有及經營貨倉業務；(iii)在香港及中國進行與基建相關之投資；及(iv)在香港擁有酒店，以及在中國擁有及經營酒店業務。

(c) 有關項目之資料

(i) 該等地塊之擁有權

於二零零四年四月十三日， 貴公司就共同收購、擁有及發展中國上海市靜安區該等地塊與嘉里建設訂立總協議。總協議詳情載於香格里拉通函內。

該等地塊原本由多方擁有。根據總協議， 貴公司與嘉里建設同意分別重組彼等於地塊1及地塊2之權益，並共同收購擁有地塊3a、地塊3b及地塊4(毗鄰地塊1及地塊2)土地使用權之企業。經過若干重組步驟及合併後，所有該等地塊現時由負責發展項目之第一公司持有。第三公司及第四公司已與第一公司合併，所有彼等之資產及負債已轉讓予第一公司。根據總協議，該等地塊原本擬發展為包括有一間酒店、辦公室、商場、住宅及服務式公寓之綜合發展用途項目。雙方亦同意，收購、擁有及發展該等地塊之全部成本估計不多於600,000,000美元，倘成本超逾700,000,000美元，雙方均毋須承擔額外資金。

根據補充土地合同，地塊1及地塊2與嘉里靜安南地塊合併，地塊3a、地塊3b及地塊4則與嘉里靜安北地塊合併。於最後實際可行日期，第一公司由　貴公司及嘉里建設透過彼等之全資附屬公司分別持有49%權益及51%權益，註冊資本為210,500,000美元，已全數繳足。第一公司之註冊資本已經進行申請增加至311,250,000美元。下表載列最後實際可行日期該等地塊之股權架構：


貴公司
嘉里建設
100%
100%
嘉里靜安南里
嘉里上海發展
49%
51%
第一公司
地塊1
地塊2
地塊3a及3b
地塊4
嘉里靜安南地塊
嘉里靜安北地塊

(ii) 合併地塊

合併地塊包括互相毗鄰之嘉里靜安南地塊與嘉里靜安北地塊。項目將連接上海嘉里中心，形成互相連接之大型綜合物業，地圖呈列如下：


北京西路 Beijing Xi Lu
中信泰富廣場
CITIC Square
上海商城
Shanghai Centre
恒隆廣場
Plaza 66
SITE 3b
地塊 3b
SITE 4
地塊 4
Nanjing Xi Lu
南京西路
Shanghai Kerry Centre
上海嘉里中心
Changde Lu
Tongren Lu
SITE 3a
地塊 3a
安義路 Anyi Lu
延安中路 Yanan Zhong Lu
希爾頓酒店
Hilton Hotel
SITE 2
地塊 2
SITE 1
地塊 1

誠如於補充土地合同所反映，合併地塊之最高總樓面面積將約為360,000平方米。現預期合併地塊將發展成為一項包括有一座辦公及酒店大樓、一幢酒店大樓、一個會議中心、一個商場及五層地庫之綜合發展用途項目。合併地塊之建築工程將須於二零零九年四月六日或之前開始，並預期於二零一二年四月六日或之前完成。

(a) 嘉里靜安南地塊

嘉里靜安南地塊指位於上海市靜安區延安中路地段1238號及地段1288號之地塊1及地塊2之合併地。嘉里靜安南地塊之地塊面積為28,891.6平方米，作辦公室用途之土地使用權為期50年，作商業及酒店用途則為期40年。誠如香格里拉通函所披露，地塊2獲土地使用權，作住宅用途。鑒於項目不再有住宅及服務式公寓，嘉里靜安南地塊之新土地使用權已於補充土地合同中反映該變動。

(b) 嘉里靜安北地塊

嘉里靜安北地塊指分別位於上海市靜安區常德路104至126弄及安義路50至134號、上海市靜安區南京西路地段1537號(1519-1553號)及上海市靜安區南京西路地段1565號之地塊3a、地塊3b及地塊4之合併地。嘉里靜安北地塊包括面積16,975平方米之地塊及40年作商業及酒店用途之土地使用權。

(d) 上海辦公及商用物業之前景

上海位於揚子江口、東中國海西岸及中國海岸線中央。作為其中一個重要之港口城市，上海將中國內陸地區連繫世界。上海之國內生產總值於過去十年一直維持超過10%之年度增長，乃中國最大之經濟中心。上海亦為中國歷史名城，文化遺產豐富，外灘建有具西方古典特色之建築物。上海為中國四個中央直轄市之一，是中國主要之商業及金融中心。近年，多家跨國企業已將亞洲區總部遷至上海，勢將進一進增加上海國際商務旅客之數目，並繼續為辦公室、商業及高檔酒店之發展，以至及配套商場、展覽及會議中心提供契機。

根據中國國家統計局之數據，如下圖所示，上海辦公室物業已由二零零二年平均每平方米人民幣8,343元大幅上升44.8%至二零零六年每平方米人民幣12,078元，上海商用物業之價格亦由二零零二年每平方米人民幣4,968元上升30.4%至二零零六年每平方米人民幣6,479元。

上海辦公室及商用物業的平均售價

人民幣／平方米

14,000
12,000
10,000
8,000
6,000
4,000
2,000
-

2002 2003 2004 2005 2006

辦公室 商用物業

資料來源：中國國家統計局

如下圖所示，上海之旅客數目由二零零二年之90,300,000人次增加至二零零六年之102,900,000人次，推動對高檔酒店之需求，使上海四星級及五星級酒店之數目由二零零二年之47家上升至二零零六年之69家。

上海的旅客數目


百萬人次
120
100
80
60
40
20
-
2002
2003
2004
2005
2006

資料來源：上海統計年鑒

近年，中國政府實施了一系列宏觀經濟調控措施，以放緩若干行業之增長，尤其是波動之住宅物業市場。鑒於合併地塊不再有住宅及服務式公寓，而僅會發展作商業、辦公室及酒店用途，故　貴公司預期中國採取之規管措施不會對合併地塊之日後發展及經營產生任何重大不利影響。

(e)　進行交易之理由

總協議於二零零四年獲獨立股東批准時，該等地塊原本預期發展為一項包括有一座辦公樓、一座酒店及服務式公寓大樓、兩幢住宅樓宇、三層商場及三層地庫之綜合發展用途項目，總樓面面積約為332,300平方米。該等地塊之權益於過去數年合併及重組。考慮到物業市場於近期之發展，第一公司訂立補充土地合同更改土地用途。合併地塊之樓面面積最多約為360,000平方米，較原發展計劃增加約8.3%。現時該等地塊擬發展成為一項包括有一座辦公及酒店大樓、一幢酒店大樓、一個會議中心、一個商場及五層地庫之綜合發展用途項目。該等地塊之額外樓面面積及發展計劃變動使土地成本及建築成本相應增加。中國之高通脹亦令建築材料成本上升。此外，須就項目發展計入為建築費用融資時之更高貸款利息開支。

由於發展成本大增，董事認為需要額外注資承擔，故已建議將新最高總承擔訂為人民幣7,600,000,000元。新最高總承擔同意以人民幣計算，原因為項目之大部分實際成本將以人民幣支付，該安排亦考慮到人民幣任何進一步升值之影響。

2. 補充協議之主要條款

下表載列緊接批准補充協議前及後之最高總承擔以及合營方之按比例承擔：

			以美元計算之按比例注資承擔	
			貴公司 (49%)	嘉里建設 (51%)
	人民幣	美元	美元	美元
新最高總承擔	7,600,000,000	1,107,226,107 (附註1)	542,540,793	564,685,315
舊最高總承擔	5,787,600,000 (附註2)	700,000,000	343,000,000	357,000,000
額外注資承擔	1,812,400,000	407,226,107	199,540,793	207,685,315

附註：

1. 款項1,107,226,107美元乃按補充協議日期之匯率約1美元=人民幣6.864元計算。

2. 款項人民幣5,787,600,000元乃按總協議日期之匯率約1美元=人民幣8.268元計算。

根據補充協議，最高總承擔將由700,000,000美元增加至人民幣7,600,000,000元。經考慮發展規劃之變更、利息開支之增加及按最新價格計算之建築材料成本之增加，最高總承擔之增加實屬必須。額外注資承擔將由合營方按其於項目之權益比例而分攤。 貴公司持有項目之49%權益，故將負責額外約人民幣888,100,000元之按比例出資承擔。釐定新最高總承擔時，合營方亦提供緩衝額人民幣578,000,000元(佔項目估計總成本之約8%)應付或然事件。

現時預期 貴公司作出按比例之額外注資承擔所需之資金，將由 貴公司透過其內部現金儲備及／或外借銀行貸款撥付。

根據現有規劃，預期合併地塊上之建築工作將於二零零九年四月六日或之前開始，將於二零一二年四月六日或之前完工。根據　貴集團於過往項目之經驗，發展合併地塊所需之資金預期將分期作出：約100,800,000美元將於二零零八年末注入，餘額將於二零零九年至二零一一年由　貴公司及嘉里建設按比例支付。

3. 財務影響

(a) 淨資產狀況

貴公司根據　貴公司於項目之股權比例將提供之額外注資承擔預期將不會對　貴集團資產淨值構成任何影響。

(b) 資產負債比率及營運資金

鑑於　貴集團於二零零八年六月三十日之現金資源約444,100,000美元、未提取銀行信貸1,309,500,000美元及已訂約但尚未撥備之資本承擔820,500,000美元，　貴集團之按比例額外注資承擔人民幣888,100,000元預期將不會對　貴集團營運資金造成重大不利影響。　貴公司現階段無法確定內部現金儲備及外部銀行借貸之比率。倘　貴集團所需之全部或大部份額外注資承擔將由外部銀行借貸提供資金，則　貴集團之資產負債比率將增加。

(c) 盈利

預期合併地塊之建設將於二零一二年四月完工。因此，　貴集團近期不會從項目錄得重大正面盈利貢獻，反而須分擔營運前開支。由於第一公司為　貴集團擁有49%權益之聯營公司，故其業績將於　貴集團收益表用權益法入賬。

討論與分析

於二零零四年六月經當時之獨立股東批准項目後，合營公司已進行若干重組及合併。於最後實際可行日期，該等地塊由第一公司持有，且其他合營公司之所有資產及負債轉移至第一公司，而第一公司分別由嘉里建設及 貴公司透過其全資附屬公司持有51%及49%，且現負責發展項目。

發展規劃內容之變更及合併地塊總樓面面積之大幅增加需要額外土地支出及發展支出。中國之高通脹令建築成本及建築融資貸款利息增加。由於上述所有因素，完成項目需要額外投資。然而，影響項目預期財務回報之其他經濟指標(包括上海之估計遊客數及商業物業需求)屬有利。合併地塊位於上海黃金地段且並無住宅及服務式公寓，將降低中國政府對發展項目所施加之從緊政策之影響。

407,200,000美元之額外注資承擔款額將由合營方按彼等於項目之權益比例注資。經考慮 貴集團於二零零八年六月三十日之未經審核資產淨值4,126,800,000美元以及現金及現金等值項目444,100,000美元，吾等認為 貴集團之按比例額外注資承擔將不會對 貴集團之財務狀況構成重大壓力。

推薦建議

經考慮上述主要因素及理由，吾等認為補充協議符合一般商業條款，乃於貴公司一般及日常業務過程中訂立。吾等進一步認為，補充協議之條款就獨立股東而言屬公平合理，符合 貴公司及股東整體之利益。因此，吾等建議獨立董事委員會推薦獨立股東就將於股東特別大會上提呈以批准補充協議及其下擬進行交易之決議案投贊成票，吾等亦推薦獨立股東就此投贊成票。

此致

獨立董事委員會及
獨立股東 台照

代表
新百利有限公司
董事
陳家怡
謹啟

二零零八年十一月二十五日

1. 責任聲明

董事就本通函所載資料共同及個別承擔全部責任。本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何其他事實，足以令本通函所載任何陳述產生誤導。

2. 董事之權益披露

於最後實際可行日期，本公司之董事及主要行政人員於本公司或其任何相聯法團之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文下彼等被當作或被視為擁有之權益及淡倉）；(b)根據證券及期貨條例第352條本公司須列入該條所述登記冊之權益及淡倉；或(c)根據標準守則須知會本公司及聯交所之權益及淡倉如下：

於股份之好倉

	所持股份數目					
董事姓名	個人權益（附註1）	家屬權益	公司權益	其他權益	總計	於最後實際可行日期已發行股本總額之百分比
郭孔演先生	438,240	79,693（附註2）	1,808,240（附註3）	–	2,326,173	0.081%
郭孔錀先生	1,032,222	–	–	–	1,032,222	0.036%
雷孟成先生	833,333	–	–	–	833,333	0.029%
Giovanni ANGELINI先生	316,666	–	–	–	316,666	0.011%
郭雯光女士	168,197	213,345（附註2）	120,747（附註4）	–	502,289	0.017%
何建源先生	628,750	–	117,832,393（附註5）	–	118,461,143	4.106%
何建福先生（何建源先生之替任董事）	–	–	117,832,393（附註5）	–	117,832,393	4.084%

附註：

1. 此等股份由有關董事以實益擁有人身份持有。

2. 此等股份由有關董事之配偶持有。

3. 此等股份透過一家由郭孔演先生及其配偶控制之公司持有。

4. 此等股份透過一家由郭妥光女士控制50%權益之公司持有。

5. 77,164,807股股份透過由何建源先生及何建福先生各自控制50%權益之公司持有。

   4,628,719股股份透過一家由何建源先生及何建福先生各自控制25%權益之公司持有。

   4,323,268股股份透過一家由何建源先生及何建福先生分別控制13.33%及7.08%權益之公司持有。

   31,715,599股股份透過由何建源先生及何建福先生分別控制6.70%及6.81%權益之公司持有。

於相關股份之好倉

於最後實際可行日期，董事透過根據本公司於二零零二年五月二十四日所採納之購股權計劃授出之購股權於下列相關股份中擁有個人權益：

董事姓名	授出日期	相關股份數目	每股相關股份行使價 港元	行使期
郭孔錀先生	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
雷孟成先生	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Giovanni ANGELINI先生	二零零六年六月十六日	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
郭雯光女士	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Roberto V. ONGPIN先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Alexander Reid HAMILTON先生	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Timothy David DATTELS先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日

於相聯法團股份之好倉

相聯法團名稱	董事姓名	已發行普通股數目	於最後實際可行日期所佔有關公司已發行股本總額之百分比	持有權益之身份
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	10,000	0.002%	公司權益(附註)
Shangri-La Hotel Public Company Limited	雷孟成先生	10,000	0.008%	個人權益

附註： 此等股份透過一家由郭雯光女士控制50%權益之公司持有。

除本通函所披露者外，於最後實際可行日期，概無本公司董事及主要行政人員於本公司或其任何相聯法團之股份、相關股份或債券中擁有(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所之任何其他權益或淡倉(包括根據證券及期貨條例有關條文下彼等被當作或被視為擁有之權益及淡倉)；或(b)根據證券及期貨條例第352條本公司須列入該條所述登記冊之任何其他權益或淡倉；或(c)根據標準守則須知會本公司及聯交所之任何其他權益或淡倉。

3. 董事於合約之權益

(a) 於最後實際可行日期，概無董事於仍屬有效且與本集團整體業務有重大關係之任何合約或安排中擁有重大權益。

(b) 除郭孔錀先生透過一聯繫人向本公司出租一幢位於香港之住宅物業(租期由二零零七年八月一日起為期兩年(並無續約之選擇權)，月租為150,000港元(包括差餉及管理費))(「租賃」)外，概無董事或新百利自二零零七年十二月三十一日(即本集團最近期刊發之經審核財務報表編製之結算日期)以來於本集團任何成員公司所購買或出售或租賃或建議購買或出售或租賃之任何資產中直接或間接擁有任何權益。

4. 服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立服務合約，該服務合約不得於一年內屆滿或本集團成員公司於一年內終止而不作賠償(法定賠償除外)。

5. 競爭性權益

根據上市規則第14A.59(11)條及第8.10條，於最後實際可行日期，以下董事被視為於與本集團業務構成競爭或可能構成競爭(不論直接或間接)之業務中擁有權益，惟董事已獲委任／曾經獲委任為董事以代表本公司及／或本集團利益之業務則除外：

(i) 郭雯光女士為Allgreen Properties Limited(「APL」)之非執行董事。

APL集團公司(「APL集團」)在新加坡擁有多元化物業組合，包括服務式公寓。本公司之全資附屬公司Shangri-La Hotel Limited(「SHL」)在新加坡亦擁有一項服務式公寓及公寓發展項目。雖然SHL與APL集團或會在服務式公寓業務方面互相競爭，但董事相信該競爭不會對SHL之業務前景帶來任何重大威脅，原因為：

- SHL主要從事酒店業務；
- 服務式公寓業務為SHL酒店業務之配套部分；
- 本集團之酒店業務乃憑藉香格里拉國際飯店管理有限公司(「香格里拉國際」)在全球酒店業界所建立之強勁和著名品牌及高質素服務之優勢獲有效推廣；
- SHL之服務式公寓業務乃憑藉香格里拉國際之著名及高質素服務之優勢獲有效推廣；及
- 郭雯光女士僅為APL之非執行董事。

(ii) 何建源先生及何建福先生均為持有新加坡濠景大酒店之公司之主要股東及董事。何建源先生及何建福先生均為持有武漢晴川假日酒店之公司(「假日酒店控股公司」)之主要股東。何建源先生為假日酒店控股公司之董事。

雖然該等業務可能與本集團在新加坡及武漢之酒店業務互相競爭，惟董事相信該競爭不會對本集團之酒店業務前景帶來重大威脅，原因為：

- 本集團所經營之酒店與由董事所經營而帶有競爭利益之酒店的目標對象乃市場上不同分部或組別之顧客，且客戶分類之差異乃基於酒

店之地理位置，酒店服務範圍及所提供之配套設施，酒店於當地市場之定位，酒店之房租水平、面積及規模以及貴賓服務計劃等多種因素而定；及／或

— 本集團之酒店業務乃藉著香格里拉國際在全球酒店業界所建立之強勁和著名品牌及高質素服務之優勢獲有效推廣。

上述之競爭性業務乃由具有獨立管理及行政之公司經營及管理。此外，董事會乃獨立於上述進行競爭性業務之公司之董事會。因此，本集團有能力獨立地按正常交易基準經營上述競爭性業務。

6. 專業人士及同意書

以下為在本通函內已提述或載有其意見或建議之專業人士之資格：

名稱	資格
新百利	一家根據證券及期貨條例可從事第1類(證券交易)、第4類(證券顧問)、第6類(企業融資顧問)及第9類(資產管理)受規管活動之持牌法團

新百利已就本通函之印行發出同意書，同意分別按現有格式及內容載入其就收錄於本通函而編製之意見並引述其名稱及意見，而迄今並無撤回同意書。

新百利已確認，於最後實際可行日期，其並無於本集團任何成員公司擁有任何實益股權或認購或提名他人認購本集團任何成員公司之證券之權利(不論能否在法律上強制執行)，而於本集團任何成員公司自二零零七年十二月三十一日(即本集團最近期刊發之經審核財務報表編製之結算日期)以來所收購或出售或租賃或建議收購或出售或租賃之任何資產中直接或間接擁有任何權益。

7. 無重大逆轉

自二零零七年十二月三十一日(即本集團最近期刊發之經審核財務報表編製之結算日期)以來，除本公司二零零八年中期報告所披露之最新狀況外，本集團之財政或經營狀況並無重大逆轉。

8. 訴訟

據董事所悉，於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或索償，本公司或其任何附屬公司亦概無任何尚未了結或面臨威脅之任何重大訴訟或索償。

9. 其他事項

(a) 本公司之公司秘書為張錦綸女士。張女士持有新加坡國立大學之法律學(榮譽)學士學位及倫敦大學之法律學碩士學位。彼為香港之合資格律師，及已考獲英格蘭及威爾斯最高法院律師資格，並獲新加坡最高法院授予訟務事務律師資格。

(b) 本公司之合資格會計師為梁偉基先生。梁先生為香港註冊會計師及特許公認會計師公會之資深會員。

(c) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處及主要營業地點位於香港中區添美道一號中信大廈二十一樓。

(d) 本公司之主要股份過戶登記處為Butterfield Fulcrum Group (Bermuda) Limited，位於Rosebank Centre, 11 Bermudian Road, Pembroke, Bermuda。本公司之香港股份過戶登記分處為卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

(e) 本通函乃以中英文編製。如有歧義，概以英文本為準。

10. 備查文件

補充協議及本附錄「董事於合約之權益」一節所指之租賃於截至二零零八年十二月十七日(星期三)(包括該日)止任何週日(公眾假期除外)之一般辦公時間內於本公司辦事處(地址為香港中區添美道一號中信大廈二十一樓)可供查閱。



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

網址:www.ir.shangri-la.com
(股份代號:00069)

茲通告香格里拉(亞洲)有限公司(「本公司」)謹訂於二零零八年十二月十七日(星期三)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東特別大會,藉以考慮下列議程:

考慮並酌情通過(不論有否修訂)下列決議案為普通決議案:

「**動議**

(1) 確認、追認及批准補充協議(註有「A」字樣之副本已呈交大會並由大會主席簽署以資識別)及補充協議當中所述交易;及

(2) 授權本公司董事會採取一切其認為必要或適當之行動,以執行及實行補充協議及補充協議當中所述交易。

就本決議案而言,「補充協議」一詞之釋義與日期為二零零八年十一月二十五日致本公司股東之通函所界定者相同。」

承董事會命
香格里拉(亞洲)有限公司
主席
郭孔演

香港,二零零八年十一月二十五日

總辦事處及香港主要營業地點:
香港
中區
添美道一號
中信大廈二十一樓

* 

附註：

1. 凡有權出席上述大會(或其任何續會)及投票之股東，均可委任不超過兩位代表代其出席及投票。受委代表毋須為本公司之股東。由一家結算所(或其代理人)委任之代表數目則不受上述限制。

2. 如屬任何股份之聯名登記持有人，則任何一位該等人士可親自或委派代表在上述大會(或其任何續會)上投票，猶如彼等為唯一有權投票之人士，惟倘超過一位聯名持有人親自或委派代表出席大會，則出席者中只有在本公司股東名冊上排名首位者方有權就該等股份投票。排名首位而已身故之股東之遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

3. 代表委任表格及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件之副本，須於上述大會(或其任何續會)指定舉行時間不少於四十八小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司(地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓)，方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會及在會上投票。倘若股東在交回代表委任表格後出席大會，則其代表委任表格將被視作撤銷。

4. 務請股東細閱日期為二零零八年十一月二十五日致本公司股東之通函，當中載有關於將在股東特別大會上提呈之決議案資料。

5. 上述普通決議案將以股數方式投票表決。


END